

March 27, 2013

<u>Via E-mail</u>
Mr. Kenneth Minor
Sonic Foundry, Inc.
Chief Financial Officer
222 West Washington Avenue
Madison, WI 53703

      Re: **Sonic Foundry, Inc.**
                Form 10-K for the Year Ended September 30, 2012
                Filed December 12, 2012
                File No. 0-30407

Dear Mr. Minor:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Terry French for

                         Larry Spirgel
                         Assistant Director